Issuer Free Writing Prospectus

Dated as of March 19, 2014

Filed Pursuant to Rule 433

Registration Statement (No. 333-184878)

Supplementing the

Preliminary Prospectus Supplement dated March 18, 2014

(To Prospectus dated November 9, 2012)

VECTOR GROUP LTD.

Variable Interest Convertible Senior Notes due 2020

The information in this pricing term sheet relates to the offering of Variable Interest Convertible Senior Notes due 2020 of Vector Group Ltd. and should be read together with the preliminary prospectus supplement dated March 18, 2014 (together with the accompanying prospectus dated November 9, 2012, the “preliminary prospectus supplement”), including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The information in this pricing term sheet supplements and supersedes the information in the preliminary prospectus supplement to the extent inconsistent therewith.

Issuer:	Vector Group Ltd., a Delaware corporation (the “company”).

Ticker / Exchange for Common Stock:	VGR / The New York Stock Exchange (“NYSE”).

Securities:	Variable Interest Convertible Senior Notes due 2020 (the “notes”).

Aggregate Principal Amount:	$225,000,000 (or $258,750,000 if the underwriter exercises its option to purchase additional notes in full).

Trade Date:	March 19, 2014.

Closing Date:	March 24, 2014.

Maturity Date:	April 15, 2020, unless earlier converted or repurchased.

No Optional Redemption:	The company may not redeem the notes prior to the maturity date.

Settlement:	Shares of the company’s common stock and cash in lieu of fractional shares, as described in the preliminary prospectus supplement under “Description of Notes—Conversion Rights—Settlement upon Conversion.”

Interest Rate:

1.75% per annum (“fixed interest”), with an additional cash payment payable on the notes on each interest payment date equal to the amount of cash dividends per share actually paid by the company on its common stock during the prior three-month period ending on the record date for such interest payment multiplied by the applicable conversion rate on such record date (“dividend pass-through payment” and together with the fixed interest, the “total interest”).

Notwithstanding the foregoing, however, (A) the amount payable on each interest payment date, other than the initial interest payment date, shall be the higher of (a) the total interest and (b) an amount reflecting an annual interest rate of 5.50% per annum (the “floor interest rate”) and (B) the initial interest payment shall be based solely on the floor interest rate.

In addition, if the notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended, on each interest payment date on or after April 15, 2019, the company will pay additional interest on a note in an amount equal to the amount required to be paid to prevent such note from being treated as an applicable high yield discount obligation.

Comparable Yield:	7.5%.

Interest Payment Dates:	Interest will accrue from March 24, 2014 and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on April 15, 2014.

Record Dates:	January 1, April 1, July 1 or October 1.

Last Reported Sale Price of the Company’s Common Stock on NYSE on March 18, 2014:	$21.73 per share.

Conversion Premium:	Approximately 25% above the last reported sale price of the last reported sale price of the company’s common stock on March 18, 2014.

Initial Conversion Rate:	36.8155 shares of the company’s common stock per $1,000 principal amount of the notes, subject to adjustment.

Initial Conversion Price:	Approximately $27.16 per share of the company’s common stock, subject to adjustment.

Price to Public:	100% of the principal amount of the notes plus accrued interest, if any, from the closing date.

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Underwriting Discounts and Commissions:	$30 per note. $6,750,000 in aggregate (or $7,762,500 million in aggregate if the underwriter exercises its option to purchase additional notes in full).

Use of Proceeds:

The company estimates that the net proceeds to it from this offering, after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by it, will equal approximately $217,550,000 million (or approximately $250,287,500 million if the underwriter exercises its option to purchase additional notes in full).

The company plans to use the net proceeds of this offering for general corporate purposes, including for additional investments in real estate through its wholly owned subsidiary, New Valley LLC, and in its existing tobacco business. The company may also consider using a portion of the proceeds of this offering to address upcoming debt maturities.

Sole Book-Running Manager:	Jefferies LLC.

CUSIP / ISIN:	92240M BC1 / US92240MBC10.

Fundamental Change:	Following certain corporate transactions or events specified as “fundamental changes” in the preliminary prospectus supplement at any time prior to the maturity date, holders will have the right to require the company to repurchase their notes in cash at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (calculated at the greater of the total interest (with the “fundamental change repurchase date” (as defined in the preliminary prospectus supplement) treated as an interest payment date for purposes of calculating the dividend pass-through payment payable as a component thereof and such dividend pass-through payment for each note being pro rated as described in the preliminary prospectus supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”) and the floor interest rate) to, but excluding the fundamental change repurchase date.

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Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the company’s common stock that will be added to the conversion rate per $1,000 principal amount of the notes for each stock price and effective date set forth below in certain circumstances in connection with a “make-whole fundamental change” (as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$21.73	$22.25	$23.00	$24.50	$27.16	$30.00	$35.00	$41.00	$48.00	$56.00
March 24, 2014	9.2038	9.0360	7.9378	6.1383	3.9897	2.7065	1.6773	1.1645	0.8208	0.5458
April 15, 2015	9.2038	8.9867	7.8702	6.0998	3.8910	2.5113	1.4711	1.0099	0.7176	0.4846
April 15, 2016	9.2038	8.9451	7.7234	6.0433	3.6878	2.2426	1.2324	0.8401	0.6021	0.4117
April 15, 2017	9.2038	8.8829	7.6034	6.0097	3.3485	1.8703	0.9498	0.6498	0.4705	0.3250
April 15, 2018	9.2038	8.8267	7.4716	5.5769	2.7846	1.3492	0.6287	0.4438	0.3248	0.2261
April 15, 2019	9.2038	8.7620	7.3155	4.8216	1.8890	0.6586	0.3021	0.2269	0.1755	0.1169
April 15, 2020	9.2038	8.1283	6.6627	4.0008	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $56.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $21.73 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 46.0193 shares of the company’s common stock per $1,000 principal amount of the notes, subject to adjustment in the same manner, at the same time and for the same events for which the company must adjust the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement.

The company has filed a registration statement (including the preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the other documents the company has filed with the SEC for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriter in the offering will arrange to send you the preliminary prospectus supplement if you request it by calling Jefferies LLC at (877) 547-6340.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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